Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

September 18, 2006

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Press Release

Stockholm, September 18, 2006

Investor rejects MAN:s offer for Scania

With reference to the public offer for all shares in Scania announced by MAN today, Investor hereby inform that we on September 11, 2006 received an expression of intent from MAN that in all material aspects was in line with the offer announced today. We responded to MAN that we would not to accept the proposal since it did not reflect the fair value and potential of Scania. Consequently, Investor rejects the public offer announced today.

Investor currently holds shares in Scania representing 10.8 percent of the capital and 19.3 percent of the votes.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 735 24 2031

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.